UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-36744 CUSIP NUMBER N20947 102

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cnova N.V.
Full Name of Registrant

N/A
Former Name if Applicable

WTC Schiphol Airport Tower D, 7th Floor, Schiphol Boulevard 273
Address of Principal Executive Office (Street and Number)

1118 BH Schiphol, The Netherlands
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced in a press release issued by Cnova N.V. (“Cnova” or the “Company”) on December 18, 2015, attached as Exhibit 99.1 to a Form 6-K furnished to the United States Securities and Exchange Commission (“SEC”) on the same date, the Company engaged legal advisors and external forensic accountants to perform a review of issues at the Company’s Brazilian subsidiary (“Cnova Brazil”) in connection with employee misconduct related to inventory management.  On February 24, 2016, the Company further announced in a press release, attached as Exhibit 99.2 to a Form 6-K furnished to the SEC on the same date, that other discrepancies in the Company’s financial statements had also been identified, including: (i) an overstatement of Cnova Brazil net sales and accounts receivables; (ii) inconsistencies linked to the amount and valuation of damaged/returned items in Cnova Brazil’s inventory; and (iii) incorrect entries at Cnova Brazil concerning primarily accounts payable and written reports which were intentionally prepared by Cnova Brazil accounting staff at the direction of former Cnova Brazil employees.  In the same February 24, 2016 press release, the Company announced that the audit committee of the Company’s board of directors (the “Audit Committee”), in consultation with management, determined that the Company’s financial statements contained in the previously filed Form 20-F for the year ended December 31, 2014 should no longer be relied upon and would need to be restated in connection with the issues discovered.  On April 12, 2016, the Company further announced in a press release, attached as Exhibit 99.1 to a Form 6-K furnished to the SEC on the same date, that the Company would not be able to file its Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”) within the prescribed time period.  On April 26, 2016, the Company further announced in a press release, attached as Exhibit 99.2 to a Form 6-K furnished to the SEC on the same date, that management had identified other issues related to intangible assets and possible improperly deferred operating expenses at Cnova Brazil.

Cnova is unable to file its 2015 Form 20-F within the prescribed time period due to the Company’s ongoing internal review. Cnova intends to file its 2015 Form 20-F as soon as reasonably practicable upon completion of: (i) the internal review; (ii) the restatement of its previously issued financial statements; and (iii) the audit for its 2015 financial statements by the Company’s independent registered public accounting firm, Ernst & Young Audit.  The Company is presently uncertain as to the date by which the foregoing steps will be completed.  The filing of the 2015 Form 20-F will not occur by May 17, 2016, the extended deadline for filing in accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act regarding the Company’s expectation that it requires additional time to file its 2015 Form 20-F. Such forward-looking statements, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Factors that may cause actual future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the internal review, the conclusions of the Audit Committee (and the timing of the conclusions) concerning matters relating to the internal review, the timing and the conclusion of the review of our independent registered public accounting firm, Ernst & Young Audit, and the risk that the completion and filing of the 2015 Form 20-F will take longer than expected. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mr. Steven Geers	+31 20	795 0677
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III of this report, in light of the Company’s pending internal review and external audit, the Company is currently unable to make a reasonable quantitative estimate of the effects that will occur from ultimate resolution of these issues.

Cnova N.V.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 29. 2016	By	/s/ S.H. Geers
Steven Geers
General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).